UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

China New Energy Group Company
————————————————————————————————————
(Name of Issuer)

Common Stock, $0.001 par value
————————————————————————————————————
(Title of Class of Securities)

16944P109
————————————————————————————————————
(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600
————————————————————————————————————
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2009 with respect to Vicis
September 14, 2010 with respect to SLS
————————————————————————————————————
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 16944P109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

107,099,378
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

107,099,378
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

107,099,378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

51.4%
14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 16944P109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Holdings III, LLC

27-3582938
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

62,314,767
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

62,314,767
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

62,314,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

36.8%
14.	Type of Reporting Person (See Instructions)

OO - limited liability company

Preliminary Note:

This Schedule 13D is being jointly filed by Vicis Capital, LLC (“Vicis”)  and SLS Holdings III, LLC (“SLS”).  Messrs. Shadron Stastney, John Succo and Sky Lucas are each members of Vicis and SLS.  Because the same three individuals are the members of both entities, Vicis and SLS may be deemed to constitute a “group.”  This filing does not constitute an admission that, by these actions, Vicis or SLS constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of China New Energy Group Company (the “Issuer”).  The address of the Issuer’s principal executive offices is 18/F, Block B1, TianJin Emperor Place, No. 85 NanJing Road, HePing District, Tianjin, 300042, People's Republic of China.

Item 2.   Identity and Background

(a)
The name of the reporting persons are Vicis Capital LLC (“Vicis”) and SLS Holdings III, LLC (“SLS”).  Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, directly holds 107,099,378 of the shares reported on this Schedule.  Vicis may be deemed to beneficially own such 107,099,378 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.  SLS directly holds 62,314,767 of the shares reported on this Schedule.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022. The address of SLS is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)
Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to Vicis Capital Master Fund (the “Fund”).  SLS is a limited liability company, the principal business of which is the ownership of the securities of the Issuer.

(d)	Neither Vicis nor SLS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Neither Vicis nor SLS has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.  SLS Holdings III, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis and of SLS, respectively (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

Members of SLS Holdings III, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Office of Vicis Capital, LLC
John Succo	Member and Chief Investment Officer of Vicis Capital, LLC
Sky Lucas	Member and Head of Global Convertible Arbitrage of Vicis Capital, LLC

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s and SLS’s knowledge, respectively, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired 1,368,247 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and a warrant to purchase 9,577,737 shares of Common Stock (the “2008 Warrant”) from a private party.  On May 28, 2009, the Fund received an additional 177,936 shares of Series A Preferred Stock as a dividend pursuant to the terms of the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (the “Series A Preferred Stock Certificate of Designations”).  The terms of the Series A Preferred Stock Certificate of Designations and of each of the Warrants contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Warrant or Series A Preferred Stock to the extent that the Fund would beneficially own greater than 4.9% of the outstanding Common Stock.

On April 30, 2009 the Fund acquired 1,094,061 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and a warrant to purchase 7,814,719 shares of Common Stock (the “2009 Warrant” and, together with the 2008 Warrant, the “Warrants”) from a private party.  The Fund has acquired an additional 5,711,031 shares of the Issuer's Common Stock in the aggregate as dividends on the Series B Convertible Preferred Stock pursuant to the terms of the Series B Convertible Preferred Stock Certificate of Designations (the “Series B Preferred Stock Certificate of Designations”).

On June 19, 2009, pursuant to a Closing Escrow Agreement dated April 30, 2009 between the Issuer and China Hand Fund, LLC, the escrow agent delivered 22,327 shares of Series B Preferred Stock to the Fund, as assignee of China Hand Fund, LLC, because the Issuer failed to meet certain income targets for the fiscal year ending December 31, 2009.

Each share of the Series A Preferred Stock and of the Series B Preferred Stock is convertible, subject to adjustment, into 35 shares of Common Stock, such that 54,116,405 shares of Common Stock underlie the Series A Preferred Stock (subject to the limitations imposed by the applicable conversion cap) and 39,073,580 shares of Common Stock underlie the Series B Preferred Stock.

On September 14, 2010, the Fund and SLS each entered into an agreement with a private party whereby the Fund and SLS each acquired from such private party: (i) 9.365 shares of the Issuer's Series C Convertible Preferred Stock (the “Series C Preferred Stock”), (ii) 1 share of the Issuer's Series D Convertible Preferred Stock (the “Series D Preferred Stock”), and (iii) certain obligations and rights under the Backstop Agreement (as defined below), for a purchase price of $7,500,000 each. In connection with the acquisition of the Series C Convertible Preferred Stock and the Series D Convertible Preferred Stock, China Hand Fund, LLC and the Issuer entered into a Backstop Agreement, dated September 14, 2010 (the “Backstop Agreement”), and China Hand Fund, LLC subsequently assigned certain of its rights and obligations relating to the Backstop Agreement to the Fund and to SLS.  Pursuant to such assignment, the Fund and SLS have collectively agreed to provide up to $20,100,000 in additional financing to the Issuer if the Issuer is unable to raise enough capital to complete the acquisition of Beijing Century Dadi Gas Engineering Co., Ltd. and Zhoulu Dadi Gas Co. Ltd.  The Issuer's Series C Preferred Stock currently converts on a 1-for-5,647,011 basis, such that 52,884,258 shares of Common Stock underlie the Series C Preferred Stock owned by Vicis and 52,884,258 shares of Common Stock underlie the Series C Preferred Stock owned by SLS.  The Series C Preferred Stock automatically converts into Common Stock upon the earlier of: (i) May 31, 2011 or (ii) the Issuer's acquisition of at least 70% of the equity interests in Beijing Century Dadi Gas Engineering Co., Ltd.  The number of shares of the Issuer's Common Stock issuable upon conversion of each share of Series D Preferred Stock is equal to: (219,605,986*(.72/.28) - A - B)/4, whereby A is equal to the number of shares of Common Stock into which the Series C Preferred Stock may be converted on the date the Series C Convertible Preferred Stock is issued (the “Issuance Date”) plus any shares of Common Stock into which shares of Series C Preferred Stock which may be converted upon conversion of any convertible promissory notes convertible into such stock outstanding on the Issuance Date, and whereby B is equal to the number of shares of Common Stock, plus the number of shares of Common Stock into which any convertible preferred stock, debt or other convertible securities are convertible, issued to new investors between October 1, 2010 and April 30, 2011, which result in gross proceeds to the Issuer which do not exceed $54,500,000.  The Series D Preferred Stock automatically converts into Common Stock immediately after the conversion of all Series C Preferred Stock and upon the latest to occur of: (i) May 31, 2011 or (ii) the date upon which the Issuer completes the acquisition of at least 70% of the equity interests in Beijing Century Dadi Gas Engineering Co., Ltd.  Because the Series D Preferred Stock conversion ratio cannot be determined at this time, it is unknown how many shares of Common Stock are underlying the Series D Preferred Stock and no shares of Common Stock underlying the Series D Preferred Stock owned by Vicis and the Series D Preferred Stock owned by SLS have been included as shares owned by Vicis or by SLS, respectively, on this Schedule.

On September 14, 2010, the Issuer issued a Convertible Promissory Note to each of the Fund and SLS, each having an original principal amount of $1,500,000 due October 15, 2010 (each a “Note” and collectively, the “Notes”).  The terms of the Notes provide that in the event the Issuer repays the original principal amount of a Note in full by October 15, 2010, the holder of such Note will be issued 1.67 shares of the Issuer's Series C Convertible Preferred Stock, and that in the event the Issuer does not repay the original principal amount of a Note in full by October 15, 2010, such Note will automatically convert into 3.75 shares of Series C Convertible Preferred Stock.  As a result, assuming the Issuer timely repays the original principal amount in full, the Fund and SLS will each be deemed to beneficially own an additional 9,430,508 shares of Common Stock underlying the Series C Preferred Stock acquired upon such timely repayment.

As a result of the transactions described above, when the 5,711,031 shares of Common Stock previously acquired by the Fund are aggregated with the 39,073,580 shares of Common Stock underlying the Series B Preferred Stock and the 62,314,767 shares of Common Stock underlying the Series C Preferred Stock, Vicis may be deemed to beneficially own 107,099,378 shares of Common Stock.

As a result of the transactions described above, SLS may be deemed to beneficially own 62,314,767 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the securities of the Issuer described in this Schedule as held by the Fund for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  SLS acquired the securities of the Issuer described in this Schedule as held by SLS for investment purposes.

On July 15, 2009, Mr. Shad Stastney was appointed to the Issuer's board of directors.  Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004, and a member of SLS. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, China Hydroelectric Corporation, China New Energy Group Company and Master Silicon Carbide Industries, Inc.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

SLS and representatives of SLS have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, neither Reporting Person has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but each Reporting Person will continue to review this position based upon further developments.

As permitted by law, each Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
The Fund, for which Vicis Capital LLC acts as investment advisor, directly holds 107,099,378 of the shares reported on this Schedule.  Vicis Capital LLC may be deemed to beneficially own such 107,099,378 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule.    The foregoing 107,099,378 shares of Common Stock represent approximately 51.4% of the Issuer’s outstanding Common Stock (based upon 107,070,281 shares of Common Stock outstanding at August 10, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q/A filed with the SEC on August 17, 2010, 39,073,580 shares of Common Stock underlying the Series B Preferred Stock and 62,314,767 shares of Common Stock underlying the Series C Preferred Stock owned by the Fund).

SLS directly holds 62,314,767 of the shares reported on this Schedule. The foregoing 62,314,767 shares of Common Stock represent approximately 36.8% of the Issuer’s outstanding Common Stock (based upon 107,070,281 shares of Common Stock outstanding at August 10, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q/A filed with the SEC on August 17, 2010, 62,314,767 shares of Common Stock underlying the Series C Preferred Stock owned by SLS). SLS disclaims beneficial ownership of any shares held by the Fund reported on this Schedule.

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Persons have not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	SLS Holdings III, LLC Action of Members in Lieu of Meeting, dated October 5, 2010.
Exhibit B	Joint Filing Agreement, dated October 5, 2010, between Vicis Capital, LLC and SLS Holdings III, LLC.
Exhibit C	Warrant to Purchase Shares of China New Energy Group Company (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by China New Energy Group Company on August 26, 2008).
Exhibit D
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by China New Energy Group Company on August 26, 2008).

Exhibit E	Warrant to Purchase Shares of Common Stock of China New Energy Group Company (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by China New Energy Group Company on May 6, 2009).
Exhibit F
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by China New Energy Group Company on May 6, 2009).

Exhibit G
Series B Convertible Preferred Stock Securities Escrow Agreement by and between China New Energy Group Company, China Hand Fund, LLC, and Escrow, LLC, dated August 20, 2008 (incorporated herein by reference to Exhibit 10.4 to Form 8-K filed by China New Energy Group Company on May 6, 2009).

Exhibit H
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit I
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit J
Series C and Series D Convertible Preferred Stock Securities Purchase Agreement by and between China New Energy Group Company and China Hand Fund I, LLC, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit K
Backstop Agreement by and between China New Energy Group Company and China Hand Fund, LLC, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit L	Form of Note Purchase Agreement, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.4 to Form 8-K filed by China New Energy Group Company on September 20, 2010).
Exhibit M
Form of China New Energy Group Company Convertible Note, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.5 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

October 5, 2010
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.

SLS HOLDINGS III, LLC

October 5, 2010
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of SLS Holdings III, LLC attached as Exhibit A hereto.

Exhibit A

SLS HOLDINGS III, LLC

ACTION OF MEMBERS IN LIEU OF MEETING

The undersigned, being all of the members of SLS Holdings III, LLC, a Delaware limited liability company (the “Company”), hereby take the following action and consent to the adoption of the following resolutions without a meeting and by unanimous written consent pursuant to Section 18-302 of the Delaware Limited Liability Company Act to have the same force and effect as if unanimously taken and adopted at a meeting of the members:

WHEREAS, the Company from time to time desires to take certain actions on its own behalf in order to comply with the securities laws of the United States and the several states thereof and the rules and regulations thereunder (collectively, the “Securities Laws”).

NOW, THEREFORE, BE IT RESOLVED, that the Company hereby authorizes each of Keith Hughes and Andrew Comito (each a “Compliance Person”) to:

(a)           prepare, or have prepared by legal counsel, any and all forms, reports, documents, statements, and other information, and amendments thereto (each a “Securities Filing”) that the Company may be required to file under the Securities Laws in connection with the business operations of the Company, including without limitation, each Securities Filing that the Company may be required to file under Sections 13, 14, or 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(b)           execute in the name of and on behalf of each of the Company any such Securities Filing, and timely file such form or report with the United States Securities and Exchange Commission (the “SEC”) and any similar state securities regulatory authority or stock exchange;

(c)           do and perform any and all acts for and on behalf of each of the Company that may be required by the Securities Laws or otherwise necessary or desirable to complete any such Securities Filing; and

(d)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of a Compliance Person, as the case may be, may be of benefit to, in the best interest of, or legally required by, the Company, it being understood that the documents executed by any Compliance Person on behalf of the Company pursuant to this Action of Members in Lieu of Meeting shall be in such form and shall contain such terms and conditions as such Compliance Person may approve in his discretion; and further

RESOLVED, that the Company hereby grants to each Compliance Person full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such Compliance Person shall lawfully do or cause to be done by virtue of this Action of Members in Lieu of Meeting and the rights and powers herein granted; and further

RESOLVED, that no Compliance Person, in serving in such capacity at the request of the Company, is assuming any of the responsibilities of the Company to comply with the Securities Laws; and further

RESOLVED, that this Action shall remain in full force and effect until revoked by the members in a signed writing delivered to each Compliance Person; and further

RESOLVED, that all lawful action heretofore taken by a Compliance Person in furtherance of the matters approved in this Action of Members in Lieu of Meeting be, and hereby is, ratified and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 5th day of October, 2010.

MEMBERS:

/s/ Sky Lucas
Sky Lucas

/s/ Shad Stastney
Shad Stastney

/s/ John Succo
John Succo

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of China New Energy Group Company which may be beneficially owned by each of them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.  Notwithstanding the foregoing, Andrew Comito, Vicis Capital LLC Compliance Officer, is hereby authorized to act as a representative of the signatories hereof for purposes of effecting any Schedule 13D filing or amendment thereof, or any other SEC ownership filing which may relate hereto.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement. Further, the undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 5th day of October, 2010.

VICIS CAPITAL, LLC

By: /s/ ___________________

SLS HOLDINGS III, LLC

By: /s/ ___________________